FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 18, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan (the "Plan"), which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 18 February 2008 of an increase in the notional allocation of Ordinary Share ADRs on 14 February 2008 at a price of $43.32 per ADR:-


Dr J P Garnier                             105
Dr M Slaoui                                  3
Mr C Viehbacher                              8
Mr E J Gray                                 24
Dr R G Greig                               173
Mr W C Louv                                  9
Dr D Pulman                                 22
Mr D M Stout                                54
Mrs C Bruck Slaoui                           2



This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).



S M Bicknell
Company Secretary



18 February 2008







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 18, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc